SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 5)*

Barfresh Food Group Inc.

(Name of Issuer)

Common Stock, $0.000001 par value

(Title of Class of Securities)

067532101

(CUSIP Number)

Ibex Investors LLC

260 N. Josephine Street, Suite 300

Denver, CO 80206

Attention: Justin B. Borus

Telephone: (303) 500-8821

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 6, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 067532101

1.	Names of Reporting Persons

Ibex Investors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐

(b)  ☒

3.	SEC Use Only

4.	Source of Funds

AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Colorado, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	16,242,766

	8. SHARED VOTING POWER	0

	9. SOLE DISPOSITIVE POWER	16,242,766

	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

16,242,766

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (9)

9.6%

14.	Type of Reporting Person (See Instructions)

OO

Page 2 of 9 pages

CUSIP No. 067532101

1.	Names of Reporting Persons

Justin B. Borus

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐

(b)  ☒

3.	SEC Use Only

4.	Source of Funds

AF, PF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	22,674,337

	8. SHARED VOTING POWER	0

	9. SOLE DISPOSITIVE POWER	22,674,337

	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

22,674,337

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (9)

13.2%

14.	Type of Reporting Person (See Instructions)

IN

Page 3 of 9 pages

CUSIP No. 067532101

1.	Names of Reporting Persons

Ibex Microcap Fund LLLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐

(b)  ☒

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	16,242,766

	8. SHARED VOTING POWER	0

	9. SOLE DISPOSITIVE POWER	16,242,766

	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

16,242,766

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (9)

9.6%

14.	Type of Reporting Person (See Instructions)

PN

Page 4 of 9 pages

CUSIP No. 067532101

1.	Names of Reporting Persons

Ibex Investment Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐

(b)  ☒

3.	SEC Use Only

4.	Source of Funds

AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	16,242,766

	8. SHARED VOTING POWER	0

	9. SOLE DISPOSITIVE POWER	16,242,766

	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

16,242,766

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (9)

9.6%

14.	Type of Reporting Person (See Instructions)

OO

Page 5 of 9 pages

EXPLANATORY NOTE

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5” or this “Statement”) is being filed with respect to the beneficial ownership of Common Stock, par value $0.000001 per share (the “Common Stock”), of Barfresh Food Group Inc. (the “Issuer”). This Amendment No. 5 supplements Items 4 and 7 and amends and restates in its entirety Item 5 of the Schedule 13D originally filed on March 23, 2020, as amended (the “Existing 13D”). Further, this Amendment No. 5 removes Lazarus Macro Micro Partners LLLP as a Reporting Person as it no longer beneficially owns any Common Stock (as reported in Amendment No. 4 to Schedule 13D).

ITEM 4.	Purpose of Transaction.

On July 6, 2021, the expiration date of the Series D Warrant to purchase 1,800,000 shares of Common Stock held by the Fund (the “Series D Warrant”) was extended from July 31, 2021 to July 31, 2023. All other terms of the Series D Warrant remained unchanged. The Form of Series D Warrant as originally in effect is attached hereto as Exhibit 5 and is incorporated herein by reference (which was partially exercised and amended such that it now is exercisable for 1,800,000 shares of Common Stock at a price of $0.53 per share).

ITEM 5.	Interest in Securities of the Issuer.

(a)       As of the end of business on July 6, 2021, being the filing date of this Amendment No. 5 and also the Event Date hereof, the Reporting Persons beneficially own:

(i)	The Fund directly owns 14,442,766 shares of Common Stock and warrants to purchase 1,800,000 shares of Common Stock, representing 9.6% of all of the outstanding shares of Common Stock.

(ii)	Mr. Borus directly owns 4,288,714 shares of Common Stock and warrants to purchase 2,142,857 shares of Common Stock, representing 3.8% of all of the outstanding shares of Common Stock.

(iii)	The Investment Manager, as the investment manager and general partner of the Fund, may be deemed to beneficially own the 14,442,766 shares of Common Stock held by the Fund and the warrants to purchase 1,800,000 shares of Common Stock held by the Fund, representing 9.6% of all of the outstanding shares of Common Stock.

(iv)	IM Holdings, as the sole member of the Investment Manager, may be deemed to beneficially own the 14,442,766 shares of Common Stock held by the Fund and the warrants to purchase 1,800,000 shares of Common Stock held by the Fund, representing 9.6% of all of the outstanding shares of Common Stock.

(v)	Mr. Borus, as the manager of the Investment Manager and IM Holdings, may be deemed to beneficially own the 14,442,766 shares of Common Stock held by the Fund and the warrants to purchase 1,800,000 shares of Common Stock held by the Fund, representing 9.6% of all of the outstanding shares of Common Stock. Together with the securities owned directly by Mr. Borus as set forth in clause (ii) above, Mr. Borus may be deemed to beneficially own 18,731,480 shares of Common Stock and warrants to purchase 3,942,857 shares of Common Stock, representing 13.2% of all of the outstanding shares of Common Stock.

Page 6 of 9 pages

Each Reporting Person disclaims beneficial ownership of any shares of Common Stock other than the shares beneficially owned directly by such Reporting Person.

The foregoing percentages set forth in this response are based on 167,601,435 shares of Common Stock outstanding as of June 1, 2021, as reported in Exhibit 99.2 to the Issuer’s Form 8-K filed with the SEC on June 3, 2021.

(b)       The Fund has, and each of the Investment Manager, IM Holdings and Mr. Borus may be deemed to have, the power to vote or direct the vote of and to dispose or direct the disposition of 14,442,766 shares of Common Stock and warrants to purchase 1,800,000 shares of Common Stock reported herein. Mr. Borus has the power to vote or direct the vote of and to dispose or direct the disposition of 4,288,714 shares of Common Stock and warrants to purchase 2,142,857 shares of Common Stock reported herein.

(c)       Except as set forth in Item 4, no transactions in the Common Stock have been effected by any Reporting Person in the last sixty (60) days.

(d)       Not applicable.

(e)       Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

	Exhibit No.	Document

	5.	Form of Series D Warrant (incorporated by reference to Exhibit 4.4 to the Issuer’s Form 10K for the period ending March 31, 2014, as filed June 30, 2014)

Page 7 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: July 6, 2021

Justin B. Borus

Ibex Investors LLC

Ibex Microcap Fund LLLP

Ibex Investment Holdings LLC

By:	/s/ Justin B. Borus
Justin B. Borus, for himself and as the Manager of each of IM Holdings and the Investment Manager (for itself and on behalf of the Fund)

Page 8 of 9 pages

EXHIBIT INDEX

Exhibit No.	Document

1.	Joint Filing Agreement (previously filed)

2.	Securities Purchase Agreement (previously filed)

3.	Form of Warrant (previously filed)

4.	Escrow Agreement (previously filed)

5.	Form of Series D Warrant (incorporated by reference to Exhibit 4.4 to the Issuer’s Form 10K for the period ending March 31, 2014, as filed June 30, 2014)

Page 9 of 9 pages